FairIsaac.



Fair, Isaac and Company, Incorporated

2002 Annual Report

What makes a business decision exponentially smarter?

$$E[R] = \sum_{S} E[R|S] f(S) =$$


$400
$300
$200
$100
98
99
00
01
02


72%
Financial Services
(including Consumer)
1%
Government and Other
15%
Insurance and Healthcare
5%
Retail
7%
Telecommunications


75%
Recurring Revenue
16%
Professional Services
9%
One-Time License Fees

Solid Revenue Growth
(in millions, fiscal years)

FY02 Combined Revenue by Market
(includes pre-merger HNC revenue)

FY02 Combined Revenue by Type
(includes pre-merger HNC revenue)


1980
1990
1981
Introduces first Fair, Isaac credit bureau risk score.
1986
Develops first automated credit account management systems.
1987
Issues stock to the public.
1991
FICO® scores available from all three major U.S. credit reporting agencies.
1992
Acquires DynaMark, adds marketing services.
1995
Fannie Mae and Freddie Mac recommend use of FICO scores for evaluating U.S. mortgage loans.
1999
Tom Grudnowski appointed President and CEO.
2000
Launches LiquidCredit℠ service for instant credit acquisition decisions.
2001
Announces Strategy Science technology for optimized strategy design.
NextGen FICO credit bureau risk scores available at all three U.S. credit reporting agencies.
Launches myFICO℠ service selling FICO scores to consumers.
2002
Merges with HNC Software.
Launches Fair, Isaac Business Science™ tools for enterprise decision management.

$1.94B
was saved in 2002 on $4.9 billion in medical charges through using Fair, Isaac healthcare insurance solutions

90%
of top U.S. small business lenders use Fair, Isaac analytics to approve loans

85%
of U.S. credit card transactions are examined by Fair, Isaac fraud solutions



Andrea Fike
Vice President, General Counsel and Secretary

W. Thomas McEnery
Vice President, Strategic Marketing





Mark Pautsch
Vice President and CIO, Technology Services

Larry Rosenberger
Vice President, Research and Development–Analytics





Steve Sjoblad
Vice President, Consumer Solutions

A Quick Look at Fair, Isaac

Fair, Isaac (NYSE: FIC) is the preeminent provider of creative analytics that unlock value for people, businesses and industries. We power more than 25 billion mission-critical customer decisions a year through our analytic solutions, software tools and professional services.

» No. 105 of Top 200 IT Companies *BusinessWeek, 2002*

» No. 68 of Best 200 Small Companies *Forbes, 2002*



46 Years of Innovation
1960
REVENUES ($M)
$400
$350
$300
$250
$200
$150
$100
$50
$0
1956
Engineer Bill Fair and mathematician Earl Isaac found Fair, Isaac on an initial investment of $400 apiece.
1958
Begins building credit scoring systems.
1970
Delivers the first scoring system for a bank credit card.
1972
Launches the first automated credit application processing system.
1975
Develops first behavior scoring system to predict credit risk of existing customers.

65% of the world's credit cards are managed using Fair, Isaac account management technology

95% of roaming call records in North America are handled by Fair, Isaac software to help wireless carriers prevent fraud

75% of U.S. mortgages are scored by Fair, Isaac

Our New Management Team

Thomas Grudnowski
President and CEO



Kenneth Saunders
Vice President and CFO



Chad Becker
Vice President, Strategy Machines–Lifecycle Solutions



Michael Chiappetta
Vice President, Strategy Machines–Fraud Analytics; Analytic Software Tools



Richard Deal
Vice President, Human Resources



Sean Downs
Vice President, Healthcare and Insurance Solutions



Eric Educate
Vice President, Worldwide Sales



Fair, Isaac provides the analytics, intelligence management and decision management software that automates and improves decisions. Smarter decisions increase revenues, lower the cost of doing business, reduce losses and build customer loyalty.
Our solutions power more than 25 billion decisions a year for businesses worldwide.

Here's how we solve business problems:









We start with data: Past and current information on transactions, interactions and behavior.

We explore and analyze the data. We find the patterns that help us solve the problem and guide decisions.

We write equations that map present data to future performance, and actions to results. We develop the decision strategy that solves the business problem.

We wire the enterprise for consistent real-time decisions, by embedding analytics and strategies within business processes and software.

A smart decision looks ahead. It's calculated to achieve specific results. It leverages the best information and takes place instantly. A decision that also links with millions of other decisions to systematically advance business goals? Exponentially smarter.

When people use or apply for credit, buy a house, make a cell phone call, take out insurance or even file a medical claim, Fair, Isaac can help the businesses involved make smarter decisions. In 2002, we merged with HNC Software to redefine the world of business analytics. Our mission is nothing less than to transform the way people, businesses and industries make decisions.

Working with Fair, Isaac? It's just a smarter way to do business.™


Understanding customer risk and potential? Smart.
Driving better decisions across the enterprise? Even smarter.

To solve business problems, we do the math.

Analytics, algorithms, models. At the core of our business are sophisticated equations that describe the interplay between a business's data, its decisions and the results it wants to achieve. Our specialists develop and use new methodologies from the fields of operations research, statistics and computer science.

But equations only improve results when you get them off the whiteboard and into your business systems. That's why we create pioneering software that makes analytics and decision strategies operational. Our rules management and decision engine systems are known as the best of their breed.

By combining analytics, data and decision management systems, we enable businesses to take action in real time. We directly advance a client's business strategies through the thousands or millions of decisions it makes every day.

Data exploration and management

We apply proprietary techniques to identify data patterns within large databases and high-volume transaction streams. We have developed patented approaches in this area, such as technology that supplies our neural network fraud models with updated information on individual transaction patterns. Our data management capabilities integrate multiple data sources into a unified view of a customer or household for real-time decisions.

Predictive modeling

We develop analytic models that identify the risk, the potential and the fraud risk for a given consumer or transaction. These models evaluate large volumes of structured and unstructured data, and summarize complex data relationships into an easily understood metric, such as a score. We use proprietary technologies in areas such as non-linear constrained optimization and neural networks. With our industry-standard risk and fraud analytics, we're recognized as the leader in commercial applications for predictive analytics.

Decision analysis and optimization

We calculate the ideal action to take in a given decision area to maximize the desired goals. We map the connections between the data available to a decision, the range of actions possible, the reactions to those actions, and the ultimate business objective. We use decision models, optimization algorithms and experimental design to develop better strategies and better testing approaches. Our clients dramatically increase performance while controlling trade-offs between profit and market share, or risk and revenues.

Decision management software

Our rules management and decision engine systems manage business policies, analytics, decision strategies and data flow to execute decisions in real time. These systems provide the link between business strategy development and corporate software used in call centers, customer service systems and billing systems. Our clients can make millions of decisions a day more consistently, with less need for human intervention, and at far lower cost.

Linking Technology to Results



Data analysis
Increase clarity about problems and customers
Forecasts of customer behavior
Sharpen segmentation and targeting
Optimal decision strategies
Make every action more successful
Automated decisions
Speed operations without adding staff

Making decisions using the world's best analytics? Smart.

Building a decision network as unique as your business? Even smarter.


Software
Analytics
Data

What makes a solution smarter?

- » **Data** that fuels analytics with complete, consistent, current information
- » **Analytics** that yield real insight into future events, connecting data to actions to results
- » **Software** that implements analytics and decision strategies in real time to automate and improve decisions

Fair, Isaac solutions integrate these three elements to consistently make business decisions smarter.

Businesses worldwide use our solutions to manage customer interactions and business processes for greater success. Our solutions work "behind the scenes" to analyze the data around a particular transaction, to determine the best decision or action based on the business strategy, and to execute the decision or action by communicating instantly with customer touchpoints and corporate systems. At sub-second speed.

Today more businesses than ever need highly tailored systems and approaches for controlling decisions. Our new Fair, Isaac Business Science™ tools, and our Professional Services team, serve companies that elect to build their own software applications. They also allow businesses to use our technology to improve decisions and processes not yet addressed by our Strategy Machine™ solutions.

With our solutions, tools and services, we're making true enterprise decision management possible. All powered by the analytics that make decisions not just faster, but smarter.

Analytic Solutions

Strategy Machines

Our Strategy Machine™ solutions are proprietary analytic models operationalized by data and software. Strategy Machines automate and improve decisions for a specific business problem, such as direct marketing, account origination, customer management and fraud control. Strategy Machines leverage our technical innovations and our deep understanding of critical business processes and problems. Clients access our Strategy Machines as end-user installations, through the Web in ASP mode, and through service bureaus.

Scoring

Fair, Isaac scores give businesses a precise, forward looking view of a consumer or business's risk and potential. We develop scoring models that calculate scores based on the huge databases of the world's credit reporting agencies and other data sources. The FICO® score, offered through U.S. credit reporting agencies, drives billions of credit and marketing decisions a year, and is recognized as the standard measure of U.S. consumer credit risk.

Tools

We offer a complete suite of end-user software tools that enable businesses to develop and deploy their own custom enterprise decision management systems. Our Fair, Isaac Business Science™ suite gives businesses total control over how decisions are made and implemented at every level of the organization. This suite makes our own product development tools and software modules available to custom application developers.

Professional Services

We use our deep industry and technical experience to help individual clients solve unique business challenges, and get more value from our tools and solutions. Projects include custom solution development, strategy design, technology integration and systems planning. Our Professional Services team also performs custom modeling and optimization projects using a client's proprietary data.

Fair, Isaac solutions, tools and services result in smarter decisions and better results.


Reduce operating costs
Increase customer base
Cut losses
Speed decisions
Increase revenues
Grow customer value

Helping banks cut losses? Smart.

Making all kinds of companies more successful? Even smarter.


SOLD

We're proud of our 40-year-plus relationship with financial services, and the fact that our risk and fraud solutions improve billions of credit decisions a year. But we're equally committed to our work in other industries. Our merger with HNC makes our technology even more relevant to all kinds of businesses. Businesses that want to get better results from:

» Risk management–From identifying prospects to making point-of-sale offers to controlling collections, we reduce risk without unduly sacrificing revenues.

» Fraud control–Through our neural net technology and the Fair, Isaac Fraud Consortium, we bring fraud losses down further and faster.

» Direct marketing–We go beyond mere list processing to locate the real drivers of response and help our clients manage campaigns more effectively.

» Processing–We automate complex decision processes to improve consistency and better utilize professional staff.

Today, more than 100,000 businesses worldwide depend on our solutions, delivered by us or through our partners. More than ever, we are the company businesses turn to when they want to make decisions that are more accurate, objective, consistent and profitable.

Solutions for:

Financial Services
Retail
Insurance
Telecommunications
Healthcare
Government
Consumers

How can you improve decisions on 29 million customers in 79 countries?

The Challenge: HSBC Bank, Europe's biggest bank, wanted to standardize decision technology across its retail banking operations, which were at varying levels of technology sophistication. This would help banks worldwide increase revenues, reduce losses and improve customer service.

Our Solution: The banking giant partnered with Fair, Isaac. Fair, Isaac modeling, StrategyWare® decision engine, TRIAD™ adaptive control system, and Falcon™ Fraud Manager are HSBC's global standard technologies for account origination, customer management and fraud control. HSBC has also begun using Strategy Science to design credit limit and installment lending strategies.

Results: HSBC has now implemented more than 50 projects with Fair, Isaac technology in 16 countries and plans many more implementations soon. Return on investment for this program has been higher than HSBC anticipated, with most of the benefits resulting from increased revenue. Many projects have paid back in less than 6 months.

Which marketing methods will spark the greatest growth?

The Challenge: The Picture People, a wholly owned subsidiary of Hallmark, Inc., needed to understand which marketing media would most cost-effectively allow for continued revenue growth.

Our Solution: A Fair, Isaac MarketSmart Decision System® solution–combining a relational database, segmentation and targeting models, and consulting–enabled The Picture People to optimize their marketing mix by testing different combinations of segmentation schemes, offers, creative executions and media (direct mail, email, print and in-store advertising).

Results: The Picture People generated additional revenue of $250,000 per campaign.



Financial Services

There's a reason why so many lenders choose Fair, Isaac, including 7 of the world's top 10 banks and all of the top 50 U.S. credit card issuers. In financial services, it's as much about trust as technology. We've been helping lenders target offers, manage risk and improve customer relationships since the early 1960s. Our scoring, account management and fraud solutions are the industry standards. For example, 65% of the world's credit cards are managed using our TRIAD™ adaptive control system, and are protected by Falcon™ Fraud Manager.

Fair, Isaac is deepening financial services institutions' sophisticated use of analytics into new areas, such as direct marketing, strategy design and true customer-level decisions. We're integrating solutions previously offered separately by Fair, Isaac and HNC to give clients more power. With a more comprehensive portfolio of products than ever, we're pursuing the goal of integrating decision strategies and management across the customer lifecycle. At the same time, market and regulatory considerations are causing lenders to focus with renewed vigor on risk management–one of our greatest strengths.

SELECTED FINANCIAL SERVICES CLIENTS

Abbey National
Banco Santander, BSCH
Bancomer
Bank of Scotland
Bank One
Barclays Bank
Capital One
Chase Manhattan
CIBC
Citibank
Deutsche Bank
Fleet Credit Card Services
GE Capital Corporation
GMAC Mortgage
Halifax Bank of Scotland
H&R Block
Household
HSBC Holdings
ING Bank
MasterCard International
MBNA
Metris
Providian
Royal Bank of Canada
Royal Bank of Scotland
Samsung Capital
Sanwa Bank
Sumitomo
Unibanco
U.S. Bank
Visa International
Wells Fargo



Retail

Given our reputation in financial services, it's not surprising that large retailers rely on Fair, Isaac when extending credit to their customers. For example, we serve 17 of the top 20 retail card issuers in the U.S., and we support major retailers in countries where retail accounts are consumers' primary access to credit. Increasingly, we're also working with the marketing departments for our retail clients, providing services that help them understand, target and attract customers and prospects. We match database design and management capabilities with breakthrough analytics for penetrating customer demographics, needs and preferences, and ultimately creating new revenue opportunities.

SELECTED RETAIL CLIENTS

Best Buy
Canadian Tire
Charming Shoppes
Circuit City
Dillard's
DSW Shoe Warehouse
Enterprise Rent-A-Car
Federated Department Stores
Ford Motor Company
Gillette
Hudson's Bay Company
Marks & Spencer
Microsoft MSN
Neckermann AG
New York Times
Nordstrom
The Picture People
Smith and Hawken
Toyota Motor Sales
Truworths
Wilsons The Leather Experts
Woolworths

How can a single solution save an insurer over $100 million a year?

The Challenge: One of the largest U.S. carriers, Fireman's Fund Insurance needed to control its costs on medical bills for workers' compensation and auto medical insurance claims.

Our Solution: Fireman's Fund ships all of its bills directly to one of the Fair, Isaac outsourced medical bill review centers. Each bill passes through hundreds of customer-specific rules and processes to determine the appropriate payment. Exceptional bills requiring human intervention are automatically routed to the desktops of our expert resources, including doctors, surgical nurses and experienced medical bill reviewers.

Results: In 2001 and 2002, Fireman's Fund saved more than $240 million on claims, with an average gross savings of 40%, or $250 per bill. For every $1 invested in Fair, Isaac medical bill review, Fireman's Fund has realized an ROI of 10:1.

With fraud losses rising, how does a carrier cut its losses by half?

The Challenge: A major international, local and long-distance wireline and wireless carrier needed to reverse a sharp increase in credit fraud from residential customers.

Our Solution: Fair, Isaac fraud consulting matched with neural network fraud models enabled the carrier to combine risk scores with account-level characteristics to assign and perform appropriate treatments.

Results: The carrier cut its annual fraud losses by 50%, avoided $14 million in early-life bad debt in its first year, and got a full return on its investment in less than 9 months.



Insurance

More than 400 personal and commercial lines insurers, including 80% of the top U.S. personal lines insurers, and more than half of the U.S. state workers' compensation funds, work with Fair, Isaac. Our solutions for insurers address two critical areas: First, our insurance scores, models and decision systems advance insurers' risk and fraud control for underwriting, claims handling and policyholder management. Second, we bring tremendous efficiencies to claims processing, with leading solutions for workers' comp and auto injury medical bill review. In 2002, our healthcare insurance solutions saved clients $1.94 billion on $4.9 billion in claims.

SELECTED INSURANCE CLIENTS

AAA-MidAtlantic
Aetna, Inc.
AIG
Amica
Atlantic Mutual Insurance
CIGNA
CNA Insurance
Fireman's Fund
Great Northwest
The Hartford
Itaú Seguros
Kemper Auto and Home Group
New York Life
OneBeacon Insurance
Progressive
Prudential
State Farm Insurance
Travelers Insurance Group



Telecommunications

Fraud in the telecommunications industry is widespread, with losses from new customers who either don't plan to pay or can't pay totaling an estimated 5% of annual revenues. More carriers are now turning to Fair, Isaac's market-leading solutions for combating fraud and payment risk. Leading the charge is our RoamEx® Roamer Data Exchanger, which handles 95% of all roaming call records for the North America wireless industry, and helps more than 60 wireless carriers detect and prevent fraud.

SELECTED TELECOMMUNICATIONS CLIENTS

ALLTEL
AT&T Wireless
Bell Canada
BellSouth
CANTV
Cingular
MobiFon
Mobilkom Austria AG
Qwest
Rogers AT&T
SBC
Sprint
Telefónica del Perú
Telus
T-Mobile
Verizon
Vodaphone



Healthcare

Fraud and abuse costs healthcare payors $80-100 billion a year. Our fraud risk solutions help payors detect both patient and provider fraud, prior to payment, to drive down operating costs. Between our fraud detection solutions and our medical bill review work for insurers, Fair, Isaac has a growing presence among advanced healthcare payors.

SELECTED HEALTHCARE CLIENTS

California Department of Health Services
Centers for Medicare and Medicaid Services
Kansas Medical Assistance Program
Oklahoma Health Care Authority
Texas Health and Human Services Commission
Washington Department of Social and Health Services

With 14 million tax returns flooding in, how do you find out who's cheating the system?

The Challenge: California residents who didn't file tax returns were costing the state millions in annual revenue.

Our Solution: Fair, Isaac Blaze Advisor™ software allowed a business analyst with the California Franchise Tax Board to write and maintain the hundreds of rules used by the Tax Board's new noncompliance system.

Results: In the first year, the Tax Board distributed more than 900,000 noncompliance letters and identified more than 100,000 new non-filers. New tax revenue so far has reached $116 million, with an estimated $36 million per year going forward. Blaze Advisor also cut in half the number of contacts the Tax Board made with citizens who had paid their taxes.



Government

Fair, Isaac helps federal, state and local government agencies address complex problems in multiple areas, from improving homeland security to ensuring financial compliance. Our commercial off-the-shelf applications help predict security risks and manage policy and regulatory compliance. Many agencies rely on our analytics and rules management systems to automate high-volume administrative processes such as tax review, registration and licensing, and to build their own decision applications. We also perform exploratory research and development projects specifically for U.S. intelligence and defense agencies. These projects advance Fair, Isaac's innovations in analytic science and enrich our intellectual property portfolio.

SELECTED GOVERNMENT CLIENTS

Advanced Research and Development Activity
California Department of Motor Vehicles
California Franchise Tax Board
Defense Advanced Research Projects Agency
Norwegian Police
Singapore Ministry of Manpower
Space and Naval Warfare Systems Command
State of California
State of Illinois
State of North Dakota
State of Texas
U.S. Air Force
U.S. Army
U.S. Marine Corps
U.S. Navy
U.S. Veterans Administration

Consumer

myFICO.com





"If you want to know if you are creditworthy or not, you have to go to one place on the Internet. It is called myFICO.com."
–CNBC-TV

"A must."
–The *Wall Street Journal* on myFICO

Smarter Decisions for People and Families

Just as FICO scores changed the way lenders grant credit, our myFICO℠ service *(www.myfico.com)* is changing the way people in the U.S. manage their own credit. More than 500 media stories covered myFICO in 2002, and more than 2 million people have used the service to improve their credit health. As a primary source where individuals can purchase their own FICO score and learn how to improve it, myFICO provides a vital service for anyone buying a home, and is a focal point for individuals' and families' financial strategies.




NORTH AMERICA
EUROPE
PACIFIC RIM
SOUTH AMERICA

Where do smarter decisions matter?

With our international business growing 27% over 2001 (including two months of HNC revenues), the answer is clear: everywhere. We have clients in more than 60 countries, and global firms partner with us for greater decision control across all their markets.

While our technology crosses borders with ease, a smarter *decision* is as much a cultural product as a local dish or daily newspaper. You have to understand local data and issues. In 2002 we more than tripled our staff in Asia, added 50% to our European staff and bolstered our team in Latin America. We now have nearly 200 experts in 7 countries outside North America. We provide additional support to local markets through 37 partner and distributor relationships. And we're at work developing new solutions, tools and services that will power smarter decisions in every language.

Working with a proven leader? Smart.

Working with a proven leader that partners with your existing technology providers? Even smarter.

No technology stands alone. Alliance partners, data repositories and information processors help us bring our technology to tens of thousands of businesses worldwide. We develop new solutions with industry frontrunners. And we link and embed our solutions within the technology infrastructure and mission-critical applications our clients and partners rely on.


D&B

experian®

ORACLE®


IDX®

SchlumbergerSema

certegy

MasterCard International


MasterCard

FIRST DATA


CAP GEMINI
ERNST & YOUNG

TransUnion℠


CONCORD

EQUIFAX

IBM

Chordiant.


bea™

PAYSYS™ INTERNATIONAL

TSYS


hp
invent

Fiserv

To our stockholders, clients and employees:

This was an exciting year for Fair, Isaac— even a historic one. Our initiatives in 2002, especially our August merger with HNC Software Inc., solidified our position as the clear leader in business analytics.

While focusing on these initiatives, we remained committed to our current projects. As a result, we were able to deliver strong results for the year. For fiscal year 2002 (including two months as a merged company), our revenues totaled $392.4 million, up 19% compared with $329.1 million reported in fiscal 2001. Fair, Isaac stand-alone revenue for fiscal year 2002 increased 8% to $355.0 million, exclusive of the effect of the merger.

Our fiscal 2002 net income was $17.9 million, or $0.48 per diluted share, compared with net income of $46.1 million, or $1.33 per diluted share earned in fiscal 2001. Our fiscal 2002 results include in-process research and development charges of $40.2 million and restructuring and merger-related expenses, net of income taxes, of $4.5 million, and net income before these charges increased 36% from fiscal 2001.

WE ARE REDEFINING BUSINESS ANALYTICS

The HNC merger reflects our commitment to redefining and leading the field of business analytics. This is a large, fast-growing space that overlaps the software, consulting, business process, CRM, and data aggregation functions—each a billion-dollar-plus marketplace by itself.

Our sweet spot is building and implementing the equations that help our clients better interact with their customers and manage business processes. You could consider us an equation manufacturing company. Each equation drives mission-critical business decisions for our clients. Our equations currently drive 25 billion decisions a year.

The merger with HNC means our equations can solve more business problems for more companies in more industries. We have significantly grown our worldwide sales team, and given all our sales staff a much more robust portfolio to sell. Among our best-in-class offerings are the world's leading solutions for credit risk assessment, credit customer management, fraud detection, workers' compensation bill review, telecommunications roaming data exchange and consumer score delivery.

We have formed an integrated management team that is focused on transforming our market offerings into highly valued industry standards. We now have a greater ability to attract and retain the best people who share our vision, and our quotient of PhD's and other analytic experts is higher than ever. We have also gained better economies of scale in marketing, sales, product management and client service.

While Fair, Isaac has nearly doubled in size, what sets us apart hasn't changed. First and foremost, we compete based on the power of our analytics. And our vision is still to be the preeminent provider of creative analytics that unlock value for people, businesses, and industries.

One of the most immediate and promising results of the HNC merger was our October 2002 launch of Fair, Isaac Business Science,™ a suite of tools for enterprise decision management. Fair, Isaac Business Science represents a different way we can create value for clients. While our Strategy Machine™ solutions serve companies that want to buy proven, packaged analytic applications, Fair, Isaac Business Science appeals to companies that want to build their own custom analytic and decisioning applications. We will license the tools clients can use to create equations, design strategies empirically, and develop systems that automate their decisions.

This year we also stepped up our focus on professional services. We have a team of more than 300 people helping clients incorporate best practices, develop custom solutions, and use our technology more successfully. As part of this effort, we increased our bench strength in CRM consulting, and our knowledge of the retail environment, by acquiring Nykamp Consulting Group in December 2001.

With our suite of solutions, tools and services, we are better positioned to serve businesses at every level of technology maturity. From firms just starting out with a single-purpose packaged product to those constructing customized enterprise decision management systems, Fair, Isaac is the company to call.

WE ARE POISED FOR MORE RAPID GROWTH

With the merger behind us, here are our key growth initiatives for 2003:

» **Cross-sell to our existing client base with current and new solutions.** Our clients will benefit from our more diversified product portfolio.

» **Expand our presence outside financial services.** Fair, Isaac now has higher penetration and brand awareness in insurance, healthcare, telecommunications, the government and retail sectors. In addition, Fair, Isaac Business Science is positioned to sell across our vertical markets, and into new ones such as manufacturing.

» **Grow sales outside North America.** We expect our international business to continue growing faster than our business within North America. This year we added over 50% to our international staff, based in Europe, Latin America and Asia Pacific. A U.K. data center gives us new opportunities to offer marketing and Web-accessed solutions in Europe. And our scoring models and risk management services can help banks worldwide with risk management.

» **Partner with leaders that will expand our reach.** We now have a team dedicated to finding new alliance partnerships and expanding existing ones. Fair, Isaac Business Science can broaden our channel partner relationships, as we help application providers embed our analytics into their solutions.

» **Raise our profile in consumer credit empowerment.** We've made a good start in this market with our myFICO℠ service: In fiscal 2002, some 500 media stories recommended myFICO, and we delivered nearly three times as many scores to consumers as in 2001. But the real growth lies ahead. As the U.S. direct-to-consumer market for credit information and scores heads past $600 million per year, we aim to make the FICO® score as essential to consumers as it is to lenders.

We also see continued growth in our core markets and business lines. Take scoring, one of our strongest revenue streams. We are optimistic about growth from our NextGen FICO scores, which we intend to make the standard metric of U.S. consumer risk.

WE ARE EXCITED ABOUT THIS YEAR

Every aspect of Fair, Isaac seemed to undergo change this past year, including our Board of Directors. In February 2002, George "Skip" Battle, CEO of Ask Jeeves, Inc., was appointed Board chairman. We also appointed two HNC directors to our Board at the time of the merger, bringing it to nine members. The new Board members are Alex "Pete" Hart, an independent consultant to the consumer financial services industry and former MasterCard International CEO; and Thomas Farb, general partner and chief financial officer for Summit Partners, L.P.

These new Directors join a company that has gained new respect for its achievements and vision. In 2002, *BusinessWeek* named us one of the Top 200 IT Companies. And *Forbes* gave us our highest ranking ever, number 68, on its annual list of the Best 200 Small Companies. It was our 10th placement in 11 years on the *Forbes* list, and it might be our last, given the new size of Fair, Isaac.

Awards such as these recognize the commitment of the whole Fair, Isaac team. We have reliably executed on our business plans during a difficult economy, creating value for investors and clients. We have learned how to rapidly embrace change, which helped us complete the HNC integration smoothly and swiftly.

We're excited about 2003—and I hope you can see why. On behalf of our company, thank you for supporting Fair, Isaac's growth and success.



Thomas G. Grudnowski
President and Chief Executive Officer

Selected Financial Data



$400
300
200
100
98 99 00 01 02
Revenue
(in millions)
$60
40
20
0
98 99 00 01 02
Net Income*
(in millions)
$1000
800
600
400
200
0
98 99 00 01 02
Stockholders' Equity
(in thousands)

* Fiscal 2000 and 2002 totals represent pro forma net income before restructuring and merger-related charges. This pro forma information has been provided in order to enhance the comparability of net income in fiscal 2000 and 2002 with net income in fiscal years 1998, 1999 and 2001, when such charges were not incurred. For fiscal 2000, pro forma net income is calculated by adding back restructuring and merger-related charges, net of income taxes, of $1,716,000 (shown in red) to reported net income of $27,631,000 (shown in gray). For fiscal 2002, pro forma net income is calculated by adding back in-process research and development charges of $40,200,000 and restructuring and merger-related charges, net of income taxes, of $4,497,000 (each shown in red) to reported net income of $17,884,000 (shown in gray).

(in thousands, except per share data)

Fiscal years ended September 30,	2002	2001	2000	1999	1998
Revenues	$ 392,418	$ 329,148	$ 298,630	$ 277,041	$ 245,545
Operating income	47,112	72,107	44,614	46,375	40,432
Income before income taxes	53,098	76,853	47,070	50,600	42,105
Net income	17,884	46,112	27,631	29,980	24,327
Earnings per share:					
Basic	$ 0.49	$ 1.40	$ 0.86	$ 0.95	$ 0.79
Diluted	$ 0.48	$ 1.33	$ 0.84	$ 0.93	$ 0.75
Dividends declared per share:	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.08

At September 30,	2002	2001	2000	1999	1998
Working capital	$ 337,965	$ 94,624	$ 100,694	$ 55,885	$ 54,852
Total assets	1,212,513	317,013	241,288	210,353	189,614
Convertible subordinated notes, net of discount	139,922	–	–	–	–
Long-term capital lease obligations	–	–	–	364	789
Stockholders' equity	973,472	271,772	199,001	156,499	133,451

In April 2002 and May 2001, our Board of Directors authorized three-for-two stock splits, each effected in the form of a stock dividend, with cash paid in lieu of fractional shares. As a result of the two stock splits, stockholders of record at the close of business on May 15, 2002, and May 14, 2001, respectively, received an additional share of Fair, Isaac stock for every two shares owned, which was distributed on June 5, 2002, and June 4, 2001, respectively. All share and earnings per share amounts are restated to reflect these two stock splits.

Forward-Looking Statements

Some of the information contained in this Annual Report, including statements made concerning our new products and technologies, and the anticipated demand for and customer acceptance of those products, the anticipated benefits of our products and services to our clients and the anticipated effects on our future financial results, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the company's ability to recruit and retain key technical and managerial personnel, the maintenance of its existing relationships with key alliance partners, its ability to continue to develop new and enhanced products and services, competition, regulatory changes applicable to the use of consumer credit and other data, the possibility that the anticipated benefits of its recent merger with HNC, including expected synergies, cannot be fully realized, the possibility that costs or difficulties related to the integration of our business and HNC's business will be greater than expected, and other risks described from time to time in Fair, Isaac's SEC reports, including its Annual Report on Form 10-K for the year ended September 30, 2002. If any of these risks or uncertainties materializes, Fair, Isaac's results could differ materially from Fair, Isaac's expectations in these statements. Fair, Isaac disclaims any intent or obligation to update these forward-looking statements.

Board of Directors:

A. George Battle[1,4]
Chairman of the Board, Fair, Isaac;
Chief Executive Officer
Ask Jeeves, Incorporated

Tony L. Christianson[3]
Managing Partner
Cherry Tree Investments, Inc.

Alex "Pete" Hart[2]
Consultant

Thomas G. Grudnowski
President and Chief Executive Officer
Fair, Isaac and Company, Incorporated

Philip G. Heasley[2,4]
Chairman and Chief Executive Officer
First USA, a unit of Bank One

Guy Henshaw[1,3,4]
Partner
Henshaw & Vierra, LLC

Thomas Farb[1]
General Partner and Chief Financial Officer
Summit Partners

David S. P. Hopkins[1,3,4]
Director of Health Information Improvement
Pacific Business Group on Health

Margaret L. Taylor[2]
Chief Executive Officer
Venture Builders, LLC

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee
[4] Governance Committee

Corporate Officers:

Thomas G. Grudnowski
President and Chief Executive Officer

Kenneth J. Saunders
Vice President
Chief Financial Officer

Chad Becker
Vice President
Strategy Machines–Lifecycle Solutions

Michael Chiappetta
Vice President
Strategy Machines–Fraud Analytics;
Analytic Software Tools

Russell C. Clark
Vice President
Corporate Controller

Richard Deal
Vice President
Human Resources

Sean Downs
Vice President
Healthcare and Insurance Solutions

Eric Educate
Vice President
Worldwide Sales

Andrea Fike
Vice President
General Counsel and Secretary

W. Thomas McEnery
Vice President
Strategic Marketing

Mark Pautsch
Vice President
Chief Information Officer–Technology Solutions

Larry Rosenberger
Vice President
Research and Development–Analytics

Steve Sjoblad
Vice President
Consumer Solutions

Stockholders' Information:

Common Stock:
NYSE:FIC

At December 9, 2002, Fair, Isaac had 546 holders of record of its common stock.

Dividends:
In fiscal 2002, Fair, Isaac paid a quarterly dividend of 2¢ per share.

Transfer Agent and Registrar:

Mellon Investor Services
235 Montgomery Street
23rd Floor
San Francisco, CA 94104
800 356 2017
webmaster@chasemellon.com

Independent Accountants:

KPMG LLP
Three Embarcadero Center, Suite 2000
San Francisco, CA 94111

Investor Information and Form 10-K:

Additional information about Fair, Isaac and Company, Incorporated, including a copy of the Company's report on Form 10-K filed with The Securities and Exchange Commission, can be obtained by contacting:

Fair, Isaac and Company, Incorporated
Investor Relations Department
200 Smith Ranch Road
San Rafael, CA 94903-5551
415 491 7122

Annual Meeting of Stockholders:

February 3, 2003

Fair, Isaac and Company, Incorporated
5935 Cornerstone Court West
San Diego, CA 92121
858 799 8000

Casper Design Group Berkeley CA www.casperdesign.com

Fair, Isaac and Company, Incorporated
Corporate Headquarters
200 Smith Ranch Road
San Rafael, CA 94903-5551 USA
TEL: +1 (415) 472 2211
FAX: +1 (415) 492 9381

www.fairisaac.com


FairIsaac

It's just a smarter way to do business.™